                                  FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





             (Mark One)
             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 [FEE REQUIRED]
             For the fiscal year ended December 31, 1994

             OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from            to
                                            -----------  -------------
             Commission file number 33-37975

             A. Full title of the plan and the address of the plan, if
                different from that of the issuer named below:

             OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

             B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               OGLEBAY NORTON COMPANY
                               1100 Superior Avenue
                               Cleveland, Ohio 44114

                                  FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


            ITEM 9. FINANCIAL STATEMENTS AND EXHIBIT

                     (a) Financial Statements

                          (1) Report of Independent Accountants;

                          (2) Statement of Net Assets Available for Benefits as
                              of December 31, 1994 and 1993;

                          (3) Statement of Changes in Net Assets Available for
                              Benefits, With Fund Information for the year ended December 31, 1994;

                          (4) Notes to Financial Statements; and

                          (5) Supplemental Schedules:

                              Schedule of Assets Held for Investment Purposes as of December 31, 1994

                              Schedule of Reportable Transactions for the year ended December 31, 1994

                     (b) Exhibit

                          (1) Consent of Independent Accountants


                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator for the Oglebay Norton Taconite Company Thrift Plan and Trust has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                        OGLEBAY NORTON TACONITE COMPANY
                             THRIFT PLAN AND TRUST

                           BY OGLEBAY NORTON COMPANY,
                               Plan Administrator
                              /S/Richard J. Kessler
                       ---------------------------------
                             By Richard J. Kessler,
                   Vice President - Finance and Development


            DATE: June 23, 1995

            INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



                                                                                                         PAGE(S)
               Report of Independent Accountants                                                             2

               Financial Statements:
                 Statement of Net Assets Available for Benefits as of December 31, 1994 and 1993             3

                 Statement of Changes in Net Assets Available for Benefits, With Fund Information
                     for the year ended December 31, 1994                                                    4

               Notes to Financial Statements                                                                5-9

               Supplemental Schedules:
                 Line 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1994          10

                 Line 27d - Schedule of Reportable Transactions for the year ended December 31, 1994         11

                              COOPERS & LYBRAND
                                 [Letterhead]

                REPORT OF INDEPENDENT ACCOUNTANTS

                To the Pension Committee of the
                Oglebay Norton Taconite Company Thrift Plan and Trust:

                We have audited the accompanying statements of net assets available for benefits of the Oglebay Norton Taconite Company Thrift Plan and Trust as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Oglebay Norton Taconite Company Thrift Plan and Trust (the Plan) as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund.
                The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        COOPERS & LYBRAND L.L.P.


                Minneapolis, Minnesota
                June 9, 1995

OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS as of December 31, 1994 and 1993


                                                       ASSETS                                              1994            1993
                  Investments, at fair value:
                     EB Managed Guaranteed Investment Contract Fund                                    $ 4,332,280
                     Fidelity Advisor Growth Opportunities Fund                                            982,215
                     Fidelity Advisor Limited Term Bond Fund                                               797,078
                     Plan interest in Oglebay Norton DC Master Trust                                                   $ 5,768,219
                     Short-term investment fund                                                                             86,841
                                                                                                       -----------     -----------
                                                                                                         6,111,573       5,855,060
                  Contributions receivable:
                     Employee                                                                               15,619          13,068
                     Employer                                                                                3,204          11,142

                  Accrued interest and dividends                                                             3,944           5,902
                                                                                                       -----------     -----------
                       Net assets available for benefits                                               $ 6,134,340     $ 5,885,172
                                                                                                       ===========     ===========




    [FN]
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
                                       3

OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION
for the year ended December 31, 1994

                                                            FUND INFORMATION
                                    ---------------------------------------------------------------
                                         EB                      FIDELTY
                                       MANAGED      FIDELITY     ADVISOR
                                     GUARANTEED     ADVISOR      LIMITED
                                     INVESTMENT      GROWTH       TERM
                                      CONTRACT    OPPORTUNITIES   BOND     INSURED      EQUITY       BOND
                                        FUND         FUND         FUND       FUND        FUND        FUND     OTHER        TOTAL
Additions:
 Investment income:
   Net appreciation (depreciation)
      in fair value of investments   $   68,630  $  (18,994) $      748                                                $    50,384
   Plan interest in Oglebay Norton
      DC Master Trust investment                                                                 $  (49,446)               155,444
      income                              3,214      11,387       1,943  $  175,379  $   29,511
   Interest and dividends                 3,214      11,387       1,943         392         362       1,095  $ (1,958)      16,435

 Contributions:
   Participants                          52,387      19,164      15,448     194,032      40,270      66,864     2,551      390,716
   Employers                             11,063       4,181       3,596      43,200       9,293      18,496    (7,938)      81,891
                                     ----------  ----------  ----------  ----------  ----------  ----------  --------  -----------
   Total additions                      135,294      15,738      21,735     413,003      79,436      37,009    (7,345)     694,870
                                     ----------  ----------  ----------  ----------  ----------  ----------  --------  -----------
Deductions:
 Benefits paid to participants                       39,309      47,299     341,202       5,900       6,737                440,447
 Administrative expenses                  5,255                                                                              5,255
                                     ----------  ----------  ----------  ----------  ----------  ----------  --------  -----------
   Total deductions                       5,255      39,309      47,299     341,202       5,900       6,737                445,702
                                     ----------  ----------  ----------  ----------  ----------  ----------  --------  -----------
Net increase (decrease) prior
 to interfund transfers                 130,039     (23,571)    (25,564)     71,801      73,536      30,272    (7,345)     249,168

Interfund transfers                   4,202,241   1,005,786     822,642  (4,444,726)   (507,242) (1,078,701)
                                     ----------  ----------  ----------  ----------  ----------  ----------  --------  -----------
Net increase (decrease)               4,332,280     982,215     797,078  (4,372,925)   (433,706) (1,048,429)   (7,345)     249,168

Net assets available for benefits:
 Beginning of year                         -           -           -      4,372,925     433,706   1,048,429    30,112    5,885,172
                                     ----------  ----------  ----------  ----------  ----------  ----------  --------  -----------
 End of year                         $4,332,280  $  982,215  $  797,078       -           -           -      $ 22,767  $ 6,134,340
                                     ==========  ==========  ==========  ==========  ==========  ==========  ========  ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST NOTES TO FINANCIAL STATEMENTS

                1.   DESCRIPTION OF PLAN:

                     The following brief description of the Oglebay Norton Taconite Company (ONTAC) Thrift Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

                     GENERAL:

                     The Plan is a contributory defined contribution plan available to all full-time salaried employees of ONTAC. Employee participation in the Plan is voluntary and enrollment in the Plan is permitted on the first day of each January and July following the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                     CONTRIBUTIONS:

                     The Plan allows participants to contribute up to fifteen percent of their base salary which includes overtime compensation.

                     ONTAC makes monthly contributions equal to 50% of the participants' eligible monthly contributions up to a maximum of two percent of their base salary, subject to any statutory limits.

                     PARTICIPANT ACCOUNTS:

                     Effective September 30, 1994, participant contributions are invested in the following trustee-managed investment funds:

                     - EB Managed Guaranteed Investment Contract Fund - consists primarily of a diversified portfolio of insurance companies and other investment contracts.

                     - Fidelity Advisor Growth Opportunities Fund - consists primarily of common stocks and securities convertible to common stocks.

                     - Fidelity Advisor Limited Term Bond Fund - consists primarily of high and upper-medium grade fixed income obligations.

                     Prior to September 30, 1994, participant contributions were invested in the following trustee-managed investment funds that were part of the Oglebay Norton DC Master
                     Trust:

                     - Insured Fund - consisted primarily of corporate securities and other assets the income from which is fixed, limited, or determinable in advance.

                     - Equity Fund - consisted primarily of common stocks and securities convertible to common stocks.

                     - Bond Fund - consisted primarily of short-term U.S. govenunent securities, corporate securities, mortgage-related securities and zero coupon bonds.

OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.    DESCRIPTION OF PLAN, CONTINUED:

      PARTICIPANT ACCOUNTS, CONTINUED:

      Allocation of the participant's contributions among the investment funds selected by the participant, may be changed on each enrollment date, and is limited to multiples of 10 percent of the participant's contributions. Allocation of the employer contributions among the investment funds matches that of the participant's contributions.

      Each participant's account is credited with the participant's monthly contribution, the monthly allocation of ONTAC's contribution, and fund earnings. Participants must be employed at the end of the month to receive an allocation of ONTAC's monthly contribution. A participant is entitled to the benefit that can be provided from the participant accounts. As of December 31, 1994, approximately 104 employees were participating in the Plan. At December 31, 1994 and 1993, the approximate number of participants in each investment fund was as follows:


                                                                                                   1994       1993
                       EB Managed Guaranteed Investment Contract Fund                                75
                       Fidelity Advisor Growth Opportunities Fund                                    35
                       Fidelity Advisor Limited Term Bond Fund                                       42
                       Insured Fund                                                                             88
                       Equity Fund                                                                              79
                       Bond Fund                                                                                34




      VESTING:

      Participants are immediately vested in the value of their contributions plus actual earnings thereon. Participants achieve 100 percent vesting in ONTAC contributions and earnings thereon upon completion of five years of service after plan enrollment or upon death, disability, or retirement after age 65. If employees terminate before rendering five years of service, they forfeit the right to obtain any ONTAC nonvested contributions and earnings thereon in excess of 10 percent for each full year of service up to 40 percent.

      FORFEITED ACCOUNTS:

      At December 31, 1994, forfeited nonvested accounts totaled $160 which will be used to reduce future employer contributions. Also, in 1994, employer contributions were reduced by $3,007 from forfeited nonvested accounts.

                 OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST NOTES TO FINANCIAL STATEMENTS, CONTINUED

                 1.   DESCRIPTION OF PLAN, CONTINUED:

                      PAYMENT OF BENEFITS:

                      Upon retirement, death, disability or separation from service, a participant or beneficiary will receive a lump sum distribution equal to the vested portion of the participant's account.

                      PLAN TERMINATION:

                      While ONTAC has not expressed any intent to discontinue its contributions, it is free to do so at any time subject to the provisions of ERISA. In the event such discontinuance results in the termination of the Plan, participants will become 100 percent vested in their accounts and the Plan assets will be available for the exclusive use of the participants subject to the discretion of the Plan administrator.

                 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                      VALUATION OF INVESTMENTS:

                      Effective September 30, 1994, investments of the Plan have been made in commingled trust funds which consist primarily of cash equivalents, common stock, guaranteed investment contracts and corporate, U.S. government and federal agency bonds. Prior to September 30, 1994, investments of the Plan consisted of units in the Oglebay Norton DC Master Trust. The individual investments that comprised the Oglebay Norton DC Master Trust were similar in nature to those that comprise the commingled trust funds.

                      Equity securities and fixed interest obligations that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investment securities traded in the over-the-counter market are valued at the last reported bid price. Guaranteed investment contracts are valued at fair value. Investments in money market funds are recorded at cost which is equivalent to fair value.

                      CONTRIBUTIONS:

                      Employee contributions are recorded in the period ONTAC makes payroll deductions from plan participants. Employer contributions are accrued based on employee contributions.

                      INTEREST AND DIVIDENDS:

                      Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex dividend date.

                OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST NOTES TO FINANCIAL STATEMENTS, CONTINUED

                2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

                     NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF
                     INVESTMENTS:

                     The statement of changes in net assets available for benefits, with fund information, includes the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                     BENEFIT PAYMENTS:

                     Net assets available for benefits as of December 31, 1994 includes approximately $116,000 of benefits payable to participants who had withdrawn from the Plan by December 31, 1994, but for whom the distributions have not been made. For purposes of filing Form 5500, such amounts are reflected as a liability in the Statement of Net Assets Available for Benefits in accordance with Department of Labor Regulations.

                3.   RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS:

                     The trustee is authorized under contract provisions or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of Oglebay Norton Company.

                     In 1994, there were 138 purchases and 57 sales in the various investment funds under the trustee's control, totaling $14,044,831 and $113,882,831, respectively. In 1993, there were 92 purchases and 41 sales in the various investment funds under the trustee's control, totaling $1,269,076 and $1,277,809, respectively.

                     Temporary cash balances are invested on a daily basis in short-term investment funds under the trustee's control. Such temporary cash balances are not significant to the Plan's financial statements.

                 4.  TAX STATUS:

                     The Plan obtained its latest determination letter on March 31, 1989, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST NOTES TO FINANCIAL STATEMENTS, CONTINUED

                 5.   PLAN INTEREST IN OGLEBAY NORTON DC MASTER TRUST:

                      The Plan's investments at December 31, 1993 were principally in the Oglebay Norton DC Master Trust which was established for the investment of assets of the Plan and one other Oglebay Norton sponsored retirement plan. Each of the participating retirement plans have an individual interest in the Master Trust.

                      A summary of the net assets included in the Oglebay Norton DC Master Trust at December 31, 1993 is as follows:

                        Investments, at fair value:
                          Fixed Income - Corporate                                                              $ 10,213,230
                          Common and convertible preferred stock                                                   3,733,389
                          Fixed Income - U.S. Government                                                           1,111,696
                          Mortgage-related securities                                                              1,286,766
                          Cash equivalents                                                                           327,312
                          Zero coupon bonds                                                                          230,616
                                                                                                                ------------
                             Total Oglebay Norton DC Master Trust net assets                                    $ 16,903,009
                                                                                                                ============

                      Interest, dividends and net appreciation (depreciation) in the fair value of these investments are allocated to the Plan on a monthly basis, based upon the value of investments held at the close of the prior month. The Plan held approximately 34.1% of the total fair value of the Oglebay Norton Master Trust net assets at the end of 1993.

                      Effective September 30, 1994, the Oglebay Norton
                      DC Master Trust was dissolved. The underlying investment securities held in the Master Trust were transferred to the Plan on a pro rated basis determined by the Plan's percentage ownership in the Master Trust at September 30, 1994.

                      Investment income of the Oglebay Norton DC Master
                      Trust for 1994, for the period prior to dissolution, is as follows:


                        Net appreciation in fair value of investments                          $  74,747
                        Interest and dividends                                                   307,923
                                                                                               ---------
                                                                                               $ 382,670
                                                                                               =========

                      The net appreciation in fair value of investments resulted primarily from corporate fixed income investments.

                             SUPPLEMENTAL SCHEDULES

                 OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST
                 LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES as of December 31, 1994
                 EIN 34-1201326
                 Plan Number 003




                   IDENTITY OF ISSUE, BORROWER,                                                                    CURRENT
                     LESSOR, OR SIMILAR PARTY               DESCRIPTION OF INVESTMENT                 COST          VALUE
                 Society National Bank              EB Managed Guaranteed Investment
                                                         Contract Fund                            $ 4,298,849     $ 4,332,280

                 Society National Bank              Fidelity Advisor Growth Opportunities Fund      1,039,955         982,215

                 Society National Bank              Fidelity Advisor Limited Term Bond Fund           796,547         797,078
                                                                                                                  -----------
                                                                                                                  $ 6,111,573
                                                                                                                  ===========

      OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST
      LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1994
      EIN 34-1201326
      Plan Number 003


                                                                                                               CURRENT
                                                                                        EXPENSE                VALUE OF
                                                                                       INCURRED                ASSET ON
                                                        PURCHASE    SELLING    LEASE      WITH      COST OF   TRANSACTION  NET GAIN
IDENTITY OF PARTY INVOLVED       DESCRIPTION OF ASSET     PRICE      PRICE     RENTAL  TRANSACTION   ASSET       DATE      OR (LOSS)
Society National Bank      Short-Term Investment Fund   $  560,256                                  $  560,256   $  560,256

Society National Bank      Short-Term Investment Fund               $  440,526                         440,526      440,526

Society National Bank      Money Market Fund             6,628,732                                   6,628,732    6,628,732

Society National Bank      Money Market Fund                         6,742,695                       6,742,695    6,742,695

Society National Bank      EB Managed Guaranteed
                            Investment Contract Fund     4,300,467                                   4,300,467    4,300,467

Society National Bank      Fidelity Growth
                            Opportunity Fund               994,923                                     994,923      994,923

Society National Bank      Fidelity Limited Term
                            Bond Fund                      795,453                                     795,453      795,453

               CONSENT OF INDEPENDENT ACCOUNTANTS




               We consent to the incorporation by reference in the Registration Statement of Oglebav Norton Company on Form S-8 (Registration No. 33-37975) of our report dated June 9, 1995, on our audits of the financial statements and supplemental schedules of the Oglebay Norton Taconite Company Thrift Plan and Trust as of December 31, 1994 and 1993, and for the year ended December 31, 1994, which report is included in this Annual Report on Form 11-K.






                                        COOPERS & LYBRAND L.L.P.










Minneapolis, Minnesota
June 23, 1995